

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 4, 2006

via U.S. mail and facsimile to (630) 406-8441

Mr. Brian J. Bauerbach
President and Chief Executive Officer
Portola Packaging, Inc.
951 Douglas Road
Batavia, IL 60510

> **RE: Portola Packaging, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2005**
> **Filed November 28, 2005**
> **File No. 033-95318**

Dear Mr. Bauerbach:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 11

1. We note your inclusion of EBITDA within your selected financial data on page 11. In a response to us and in future filings, please include a more comprehensive explanation of why you believe that EBITDA represents a useful measure of operating performance for investors. Please avoid boilerplate conclusions like "measure of financial performance." Please disclose the following:

- The economic substance behind your decision to use the non-GAAP measure;
- The material limitations associated with your use of EBITDA as compared to net income, in light of your significant borrowings, fixed assets and intangible assets;
- How you compensate for these limitations; and
- The substantive reasons why you believe EBITDA provides useful information to investors.

Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 8 of our June 13, 2003 FAQ's on Non-GAAP Financial Measures.

Impairment of goodwill and non amortizing assets, page 15

2. We note your disclosure on page 15 and in Note 7 on page 49 that in order to review for impairment of goodwill, you utilized the EBITDA multiplier methodology for United States - Closures, Blow Mold Technology, Mexico, and the United Kingdom, and used the discounted cash flows methodology for United States – CFT. Please explain to us and revise future filings to clarify why you used a different methodology for goodwill impairment for United States – CFT.

Liquidity and capital resources, Operating activities, page 21

3. We note your disclosure that your decrease in working capital, "was due primarily to decreases in cash and accounts payable, offset partially by increases in accounts receivable and inventory." Please explain to us and expand in your future filings, the underlying reasons for the changes in these balances. Refer to section IV. Liquidity and Capital Resources of Release No. 33-8350: *Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.*

4. We note your risk factor on page 30 that you are capital constrained. In consideration of your outstanding public debt, it is important for the holders of your debt to understand your liquidity and capital resources. In light of the above, please expand your liquidity disclosures to discuss the following:
- a discussion of prospective information regarding your needs for capital, such as for equipment and for inventory purchases.
- an evaluation of the amounts and certainty of cash flows;
- whether you have sufficient resources to meet short-term and long-term cash requirements, and your basis for your views.

Consolidated Balance Sheets, page 38

5. We note your presentation of cash and cash equivalents with restricted cash on the balance sheet, together with a note on the face of the balance sheet. However, the amount of cash and cash equivalents disclosed on the face of the balance sheet must agree to the amount disclosed in the statement of cash flows. Please revise in future filings. Refer to paragraph 7 of SFAS No. 95.

Note 1. Summary of significant accounting policies, revenue recognition, page 42

6. We note your disclosure under Backlog on page 6 that one of PTI's major customers receives shipments under a consignment arrangement. Supplementally tell us and expand your revenue recognition policy to address your consignment sales. Refer to Question 2 of SAB Topic 13:A:2.

Note 9. Commitments and Contingencies, page 51

7. We note your disclose that, "Based on the facts currently available, management believes that the ultimate amount of liability beyond reserves provided, if any, for any such pending actions will not have a material adverse effect on the Company's financial position." Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, the registrant must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.

8. In addition, we note that you have assessed the materiality of your legal proceedings with reference to the financial position of the Company. Expand your assessment of materiality with reference to your results of operations and liquidity in future filings.

Note 14. Segment Information, page 56

9. We note your disclosure that your "reportable operating businesses are organized primarily by geographic region." In addition, we note your disclosure of your various product lines on page 4 that includes plastic closures, cosmetic closures and jars, plastic bottles, and capping equipment and tooling. In light of these disclosures, please address the guidance set forth in paragraph 15 of SFAS No.

131. Further, please provide to us a copy of the financial reports regularly reviewed by your chief operating decision maker.

10. We note your disclosure that, "certain company businesses and activities, including the equipment division, do not meet the definition of a reportable operating segment and have been aggregated into "Other". Address for us whether these other business units are operating segments as defined by paragraph 10 of SFAS 131. If so, given the guidance in paragraph 19 of SFAS 131, tell us how these business units meet the aggregation criteria of paragraph 17 of SFAS No. 131.   Provide us with sufficient information for us to understand how these business units are economically similar.

11. We note your disclosure on page 16 in your discussion of results for the fiscal year ended August 31, 2005, that, "Sales by [y]our Czech/Austria operations increased $7.7 million" and on page 17 you state your Czech and Austria operations had margin increases. Include in your response, an explanation how your Czech/Austria operations are significant enough to be discussed within your MD&A, however it is not presented as its own reportable segment in your segment footnote.

12. Disclose the basis used to attribute revenues from external customers to individually material countries. Refer to paragraph 38(a) of SFAS 131.

Note 17. Supplemental condensed consolidated financial statements, page 59

13. If true, please revise in future filings, to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term "wholly-owned;" however, that term is not the same as the term "100% owned" in Rule 3-10(h) of Regulation S-X.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief